EXECUTIVE EMPLOYMENT AGREEMENT

THIS AGREEMENT is made as of the 15th day of December 2025 by and among

ENB Financial Corp. (“Corporation”), The Ephrata National Bank (“Bank”), and Douglas Barton (“Executive”), an adult individual residing at 36 Rosewood Drive, Brownstown PA 17508.

WITNESSETH:

WHEREAS, the Corporation is a bank holding company;

WHEREAS, the Bank is a subsidiary of the Corporation;

WHEREAS, the Corporation and the Bank wish to employ the Executive as Executive Vice President, Chief Financial Officer and Treasurer in accordance with the terms and conditions set forth herein;

WHEREAS, Executive is not a party nor subject to any employment, noncompete, non-solicitation or restrictive covenant agreements, or any other restrictions or agreements that would hinder or limit his ability to fully perform his duties hereunder, except as identified on Schedule I attached hereto and deemed an integral part hereof; and

WHEREAS, Executive wishes to serve the Corporation and the Bank in accordance with the terms and conditions herein.

AGREEMENT:

NOW THEREFORE, in consideration of the mutual promises and covenants herein, the parties hereto, intending to be legally bound, agree as follows:

1.	Employment. The Corporation and the Bank hereby employ Executive and Executive hereby accepts employment with the Corporation and the Bank, under the terms and conditions set forth in this Agreement.

2.	Duties of Executive. Executive shall serve as Executive Vice President/Chief Financial Officer and Treasurer of the Corporation and of the Bank reporting only to the President and CEO, or his designee, and to the Board of Directors, or committee thereof, as may be required by law, rule, or regulation. Executive shall have such other duties and hold such other titles as may be given to him from time to time by the President or the Boards of Directors of the Corporation and the Bank provided that such duties are consistent with the Executive’s position as Executive Vice President/Chief Financial Officer and Treasurer.

3.	Engagement in Other Employment. Executive shall devote all of his working time, ability and attention to the business of the Corporation and the Bank and/or their subsidiaries or affiliates, during the term of this Agreement. The Executive shall seek approval of the President and CEO of the Corporation and of the Bank in writing before the Executive engages in any other business or commercial duties or pursuits, including but not limited to, directorships of other companies. Under no circumstances may the Executive engage in any business or commercial activities, duties or pursuits which compete with the business or commercial activities of the Corporation, the Bank and/or any of their subsidiaries or affiliates nor may the Executive serve as a director or officer or in any other capacity in a company which competes with the Corporation, the Bank and/or any of their subsidiaries or affiliates. Executive shall not be precluded, however, upon written notification to the President and CEO, from engaging in voluntary or philanthropic endeavors, from engaging in activities designed to maintain and improve his professional skills, or from engaging in activities incident or necessary to personal investments, so long as they are, in the President and CEO’s reasonable opinion, not in conflict with or detrimental to the Executive’s rendition of services on behalf of the Corporation, the Bank and/or any of their subsidiaries or affiliates.

4.	Term of Agreement.

(a)	This Agreement shall be for a three (3) year period (the “Employment Period”) beginning December 15, 2025, and if not previously terminated pursuant to the terms of this Agreement, the Employment Period shall end three (3) years later (the “Initial Term”). The Employment Period shall be extended automatically for successive three (3) year terms after the expiration of the Initial Term (each successive term shall be referred to as a “Renewal Term”) unless the Corporation, the Bank, or Executive gives written notice of non-renewal of this Employment Agreement to the other not less than one hundred eighty (180) days before the expiration of the Initial Term or any Renewal Term. References in the Agreement to “Employment Period” shall refer to the Initial Term of this Agreement and any Renewal Term. It is the intention of the parties that this Agreement be “Evergreen” unless (i) either party gives written notice to the other party of his or its intention not to renew this Agreement as provided above or (ii) this Agreement is terminated pursuant to Section 4(b) hereof.

(b)	Notwithstanding the provisions of Section 4(a) of this Agreement, this Agreement shall terminate automatically for Cause (as defined herein) upon written notice from the Board of Directors of the Corporation or the Bank to Executive. As used in this Agreement, “Cause” shall mean any of the following:

(i)                 Executive’s conviction of or plea of guilty or nolo

contendere to a felony, a crime of falsehood or a crime involving moral turpitude, or the actual incarceration of Executive;

(ii)              Executive’s failure to follow the good faith lawful

instructions of the Boards of Directors or the President and CEO of the Corporation or the Bank with respect to their operations;

(iii)            Executive’s willful failure to substantially perform Executive’s duties to the Corporation or the Bank, other than a failure resulting from Executive’s incapacity because of physical or mental illness, as provided in subsection (d) of this Section 4;

(iv)             Executive’s intentional violation of the provisions of this Agreement;

(v)               dishonesty or gross negligence of the Executive in the performance of his duties;

(vi)             Executive’s removal or prohibition from being an institutional-affiliated party by a final order of an appropriate federal banking agency pursuant to Section 8(e) or 8(g) of the Federal Deposit Insurance Act or by any state or federal regulatory agency or any other correspondence from the Bank’s regulators instructing the Bank to terminate, remove or limit the authority or activities of the Executive;

(vii)          conduct by the Executive as determined by an affirmative vote of seventy-five percent (75%) of the disinterested members of the Board of Directors of the Corporation which brings public discredit to the Corporation or the Bank and which results or may be reasonably expected to result in material financial or reputational harm to the Corporation or the Bank;

(viii)        Executive’s breach of fiduciary duty involving personal profit;

(ix)             unlawful harassment by the Executive against employees, customers, business associates, contractors, or vendors of the Corporation or the Bank, as determined by an affirmative vote of seventy-five percent (75%) of the disinterested members of the Board of Directors of the Corporation;

(x)               the willful violation by the Executive of the provisions of Sections 9, 10, or 11 hereof, after notice from the Corporation;

(xi)             the willful violation of any law, rule or regulation governing banks or bank officers or any Bank policy, or receipt of any cease and desist order issued by a bank regulatory authority;

(xii)          theft or abuse by Executive of the Corporation’s or the Bank’s property or the property of the Corporation’s or the Bank’s customers, employees, contractors, vendors, or business associates;

(xiii)        any act of fraud, misappropriation or personal dishonesty;

(xiv)         insubordination as determined by an affirmative vote of seventy-five percent (75%) of the disinterested members of Board of Directors of the Corporation, after written notice from the Corporation and a failure to cure such violation within fifteen (15) days of said written notice;

(xv)           the existence of any material conflict between the interests of the Corporation or the Bank and the Executive that is not disclosed in writing by the Executive to the Corporation and the Bank and approved in writing by the Boards of Directors of the Corporation and the Bank; or

(xvi)         gross neglect or incompetence in the performance of ones duties as determined by the affirmative vote of seventy-five percent (75%) of the disinterested members of the Board of Directors of the Corporation.

If this Agreement is terminated for Cause, all of Executive’s rights under this Agreement shall cease as of the effective date of such termination, except for the rights under Section 20 hereof with respect to arbitration.

(c)	Notwithstanding the provisions of Section 4(a) of this Agreement, this Agreement shall terminate automatically upon Executive’s voluntary termination of employment for Good Reason. “Good Reason” for purposes of this Agreement shall mean (i) a material adverse change in Executive’s title, duties, or responsibilities (including reporting responsibilities), (ii) a reassignment which requires Executive to move his principal office more than fifty (50) miles from the Bank’s principal executive office, or (iii) any material reduction in the Executive’s Annual Base Salary as in effect on the date hereof or as the same may be increased from time to time unless such material reduction is the result of a reduction applicable to all employees (provided that such material reduction does not result in a proportionately greater adverse change in the Annual Base Salary of Executive as compared with any other executive officers of the Bank or the executive group of which Executive is a member).

Employer and Executive agree that a “Good Reason” shall not exist unless and until Executive provides the Bank with written notice of the acts alleged to constitute a Good Reason within sixty (60) days of the Executive’s knowledge of the occurrence of such event, and the Bank fails to cure such acts within thirty (30) days of receipt of such notice, if curable. Executive must terminate employment within sixty (60) days following the expiration of such cure period for the termination to be on account of a Good Reason.

If such termination occurs for Good Reason and such termination constitutes a Separation from Service as defined by Section 4(d) of this Agreement (“Separation from Service”), then the Bank shall pay Executive an amount equal to the Executive’s remaining Annual Base Salary that would otherwise be due and payable under the Agreement to the Executive for the remaining Employment Period, minus applicable taxes and withholdings, payable in equal monthly installments over the remaining Employment Period; provided that as a condition of receiving any such payments and the continuation of benefits described below, Executive agrees to execute, deliver and not revoke, within sixty (60) days following the date of the Executive’s termination of employment for Good Reason, a separation agreement containing a general release of the Corporation and the Bank and their respective employees, officers, and directors from any and all waivable claims, obligations and liabilities of any kind whatsoever, including, without limitation, those arising from or in connection with the Executive’s employment or termination of employment with the Corporation or the Bank or of this Agreement up to the date Executive signs such release agreement, in such form as determined by the Corporation and the Bank, such release to be delivered, and to have become fully irrevocable, on or before the end of such sixty (60)-day period and any revocation period therein. However, if such 60-day period begins in one calendar year and ends in a second calendar year, the payments shall begin to be paid in the second calendar year. Such amount in the aggregate shall not be less than 2.00 times Executive’s Annual Base Salary.

In addition, for a period of two (2) years from the date of Separation from Service, or until Executive secures benefits of comparable coverage through other employment, whichever shall first occur, Executive shall receive a continuation of all life, disability, medical and other health and welfare benefits in effect, and available with respect to Executive and his spouse during the two (2) years prior to his termination of employment at the time of his termination of employment under the terms of and as provided by these health and welfare benefit plans then in effect in which he and his spouse were participants.  Notwithstanding the foregoing, if the Bank cannot legally provide such benefits under the terms of the health and welfare plans, stop loss or insurance contracts, or if Executive’s participation in such benefits would cause the health and welfare benefits to fail any non-discrimination testing under the Internal Revenue Code of 1986, as amended (“Code”) or Treasury Regulations, the Bank shall reimburse Executive in an amount equal to the monthly premium paid by him to obtain comparable coverage for the health and welfare benefits which he and his spouse enjoyed prior to termination, subject to Code Section 409A if applicable.  Any continued coverage provided for hereunder shall be counted against the continuation coverage period prescribed in Section 4980B of the Code.

(d)	“Separation from Service” means termination of the Executive’s employment with the Bank for reasons other than death or Disability. Whether a Separation from Service has occurred is determined in accordance with the requirements of Code Section 409A based on whether the facts and circumstances indicate that the Bank and Executive reasonably anticipated that no further services would be performed after a certain date or that the level of bona fide services the Executive would perform after such date (whether as an employee or as an independent contractor) would permanently decrease to no more than fifty percent (50%) of the average level of bona fide services performed (whether as an employee or an independent contractor) over the immediately preceding thirty-six (36) month period (or the full period of services to the Bank if the Executive has been providing services to the Bank less than thirty-six (36) months).

(e)	Notwithstanding the provisions of Section 4(a) of this Agreement, this Agreement shall terminate automatically upon Executive’s Disability and Executive’s rights under this Agreement shall cease as of the date of such termination; provided, however, that Executive shall nevertheless be entitled to receive any amount payable under any disability plan of the Bank for which he is eligible. “Disability” shall mean a condition suffered by the Executive which can be expected to result in receiving income replacement benefits for a period of not less than three (3) months under an accident and health plan covering employees of the Bank.

(f)	In the event that Executive terminates his employment without Good Reason as defined in Section 4(c), or retires, all of Executive’s rights under this Agreement shall cease as of the effective date of such termination, except for the rights under Section 20 of this Agreement hereof with respect to arbitration.

(g)	Upon the expiration or termination of the Employment Period and thisAgreement, all of Executive’s rights under this Agreement shall cease; however, the provisions of Section 9 and 10 of this Agreement shall survive the expiration or termination of the Employment Period and the termination of this Agreement, and shall continue during and survive the termination of Executive’s continuing employment at-will, if any, regardless of reason.

(h)	Executive agrees that in the event his employment under this Agreement is terminated, Executive shall resign and by this Agreement does upon such event resign as a director of the Corporation and the Bank, or any affiliate or subsidiary thereof, if he is then serving as a director of any of such entities.

5.	Employment Period Compensation.

(a)	Annual Base Salary. For services performed by Executive under this Agreement, the Bank shall pay Executive an Annual Base Salary during the Employment Period at the rate of $258,000 per year, minus applicable withholdings and deductions, payable at the same times as salaries are payable to other executive employees of the Bank. The Bank may, from time to time, increase Executive’s Annual Base Salary or in the event a reduction applicable to all employees reduce Executive’s Annual Base Salary, (provided that such reduction does not result in a proportionately greater adverse change in the Annual Base Salary of Executive as compared with other executive officers of the Bank or the executive group of which Executive is a member), and any and all such increases or reductions shall be deemed to constitute amendments to this Section 5(a) to reflect the increased or reduced amounts, effective as of the date established for such increases or reductions by the Board of Directors of the Bank or any committee of such Board.

(b)	Bonus. For services performed by Executive under this Agreement, the Bank may, from time to time, pay a bonus or bonuses to Executive as the Bank or an affiliate thereof, in its sole discretion, deems appropriate. The payment or nonpayment of any such bonuses shall not reduce or otherwise affect any other obligation of the Bank to Executive provided for in this Agreement.

(c)	Paid Time-Off. During the term of this Agreement, Executive shall be entitled to Paid Time-Off in accordance with the manner provided under the paid time-off policy then in effect.

(d)	Employee Benefit Plans. During the term of this Agreement, Executive shall be entitled to participate in or receive the benefits of any employee benefit plan currently in effect at the Bank, subject to the terms of said plan, until such time that the Board of Directors of the Bank authorize a change in such benefits. The Bank shall not make any changes in such plans or benefits which would materially and adversely affect Executive’s rights or benefits thereunder, unless such change occurs pursuant to a program applicable to all executive officers of the Bank, or the executive group which the Executive is a member of at the time of the change, and does not result in a proportionately greater adverse change in the rights of or benefits to Executive as compared with any other executive officers of the Bank or the executive group of which Executive is a member. Nothing paid to Executive under any plan or arrangement presently in effect or made available in the future shall be deemed to be in lieu of the salary payable to Executive pursuant to Section 5(a) hereof.

(e)	Business Expenses. During the term of this Agreement, Executive shall be entitled to receive prompt reimbursement for all reasonable expenses incurred by him, which are properly accounted for, in accordance with the policies and procedures established by the Board of Directors of the Bank for its executive officers.

6.	Termination of Employment Following Change in Control.

(a)	If a Change in Control (as defined in Section 6(b) of this Agreement) shall occur and Executive experiences an involuntary Separation from Service as defined in Section 4(d) of this Agreement Separation from Service without Cause within two (2) years after the Change in Control, then the provisions of Section 7 of this Agreement shall apply.

(b)	As used in this Agreement, “Change in Control” shall have occurred upon: (i) the date of acquisition by any one person, or more than one person acting as a group (as defined in Treasury Regulations Section 1.409A-3(i)(5)(v)(B)), of stock of the Bank that, together with stock held by such person or group, constitutes more than fifty percent (50%) of the total fair market value or total voting power of the stock of the Bank; provided, however, that if any one person, or more than one person acting as a group, is considered to own more than fifty percent (50%) of the total fair market value or total voting power of the stock of the Bank, the acquisition of additional stock by the same person or persons shall not be deemed to be a Change in Control; or (ii) the date that any one person, or more than one person acting as a group, acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons) assets from the Bank that have a total gross fair market value of more than fifty percent (50%) of the total gross fair market value of all of the assets of the Bank immediately before such acquisition or acquisitions; provided, however, that transfers of assets of the Bank of any value to a related person or entity as described in Treasury Regulations Section 1.409A-3(i)(5)(vii)(B) shall not be deemed to be a Change in Control.

7.	Rights in Event of Termination Following a Change in Control.

(a)	In the event that Executive is involuntarily terminated without Cause within two (2) years after a Change in Control (as defined in Section 6(b) of this Agreement) and such termination of employment constitutes a Separation from Service, then the Bank shall pay Executive a lump sum amount equal to 2.5 times the Executive’s Annual Base Salary, minus applicable taxes and withholdings, payable within thirty (30) days of Executive’s Separation from Service; provided that as a condition of receiving any such payment and the continuation of benefits described below, Executive agrees to execute, deliver and not revoke, within sixty (60) days following the date of the Executive’s termination of employment, a separation agreement containing a general release of the Corporation and the Bank and their respective employees, officers, and directors from any and all waivable claims, obligations and liabilities of any kind whatsoever, including, without limitation, those arising from or in connection with the Executive’s employment or termination of employment with the Corporation or the Bank or of this Agreement up to the date Executive signs such release agreement, in such form as determined by the Corporation and the Bank, such release to be delivered, and to have become fully irrevocable, on or before the end of such sixty (60)-day period and any revocation period therein. However, if such 60-day period begins in one calendar year and ends in a second calendar year, the payment shall be paid in the second calendar year. In addition, for a period of two (2) years from the date of Separation from Service, or until Executive secures benefits of comparable coverage through other employment, whichever shall first occur, Executive shall receive a continuation of all life, disability, medical and other health and welfare benefits in effect, and available with respect to Executive and his spouse during the two (2) years prior to his termination of employment at the time of his termination of employment under the terms of and as provided by these health and welfare benefit plans then in effect in which he and his spouse were participants. Notwithstanding the foregoing, if the Bank cannot legally provide such benefits under the terms of the health and welfare plans, stop loss or insurance contracts, or if Executive’s participation in such benefits would cause the health and welfare benefits to fail any non-discrimination testing under the Code or Treasury Regulations, the Bank shall reimburse Executive in an amount equal to the monthly premium paid by him to obtain comparable coverage for the health and welfare benefits which he and his spouse enjoyed prior to termination, subject to Code Section 409A if applicable. Any continued coverage provided for hereunder shall be counted against the continuation coverage period prescribed in Section 4980B of the Code.

(b)	Executive shall not be required to mitigate the amount of any payment provided for in this Section 7 by seeking other employment or otherwise. Unless otherwise agreed to in writing, the amount of payment or the benefit provided for in this Section 7 shall not be reduced by any compensation earned by Executive as the result of employment by another employer or by reason of Executive’s receipt of or right to receive any retirement or other benefits after the date of termination of employment or otherwise.

This Section 7 and the provisions and terms hereof shall be subject to Sections 19 and 21 of this Agreement.

8.	Rights in Event of Termination of Employment Absent Change in Control.

(a)	In the event that Executive’s employment is involuntarily terminated by the Corporation and the Bank without Cause and no Change in Control has occurred at the date of such termination and such termination constitutes a Separation from Service, then the Bank shall pay Executive an amount equal to the Executive’s remaining Annual Base Salary that would otherwise be due and payable under the Agreement to the Executive for the remaining Employment Period, minus applicable taxes and withholdings, payable in equal monthly installments over the remaining Employment Period. Such amount in the aggregate shall not exceed 2.99 times Executive’s Annual Base Salary or be less than 2.00 times Executive’s Annual Base Salary; provided that as a condition of receiving any such payments and the continuation of benefits described below, Executive agrees to execute, deliver and not revoke, within sixty (60) days following the date of the Executive’s termination of employment, a separation agreement containing a general release of the Corporation and the Bank and their respective employees, officers, and directors from any and all waivable claims, obligations and liabilities of any kind whatsoever, including, without limitation, those arising from or in connection with the Executive’s employment or termination of employment with the Corporation or the Bank or of this Agreement up to the date Executive signs such release agreement, in such form as determined by the Corporation and the Bank, such release to be delivered, and to have become fully irrevocable, on or before the end of such sixty (60)-day period and any revocation period therein. However, if such 60-day period begins in one calendar year and ends in a second calendar year, the payments shall begin to be paid in the second calendar year. In addition, for a period of two (2) years from the date of Separation from Service, or until Executive secures benefits of comparable coverage through other employment, whichever shall first occur, Executive shall receive a continuation of all life, disability, medical and other health and welfare benefits in effect, and available with respect to Executive and his spouse during the two (2) years prior to his termination of employment at the time of his termination of employment under the terms of and as provided by these health and welfare benefit plans then in effect in which he and his spouse were participants. Notwithstanding the foregoing, if the Bank cannot legally provide such benefits under the terms of the health and welfare plans, stop loss or insurance contracts, or if Executive’s participation in such benefits would cause the health and welfare benefits to fail any non-discrimination testing under the Code or Treasury Regulations, the Bank shall reimburse Executive in an amount equal to the monthly premium paid by him to obtain comparable coverage for the health and welfare benefits which he and his spouse enjoyed prior to termination, subject to Code Section 409A if applicable. Any continued coverage provided for hereunder shall be counted against the continuation coverage period prescribed in Section 4980B of the Code.

(b)	Executive shall not be required to mitigate the amount of any payment provided for in this Section 8 by seeking other employment or otherwise. Unless otherwise agreed to in writing, the amount of payment or the benefit provided for in this Section 8 shall not be reduced by any compensation earned by Executive as the result of employment by another employer or by reason of Executive’s receipt of or right to receive any retirement or other benefits after the date of termination of employment or otherwise.

This Section 8 and the provisions and terms hereof shall be subject to Sections 19 and 21 of this Agreement.

9.	Covenants Not to Compete and Not to Solicit.

(a)	Executive hereby acknowledges and recognizes the highly competitive nature of the business of the Corporation and the Bank and accordingly agrees that, during employment (under this Agreement and Executive’s continuing employment with the Corporation or the Bank thereafter, if any) and for two (2) years following termination of Executive’s employment regardless of the reason for termination, Executive shall not, except as otherwise permitted in writing by the Bank:

(i)         (A) in any county in which, as of the date of Executive’s termination, a branch, office or other facility of the Corporation or the Bank is located or in any county contiguous to such county, or (B) in the area which is within 25 miles from any branch office or other facility of the Corporation or Bank (“Non-Competition Area”), be engaged, directly or indirectly, either for his own account or as agent, consultant, employee, partner, officer, director, proprietor, investor (except as an investor owning less than 5% of the stock of a publicly owned company) or otherwise of any person, firm, corporation or enterprise engaged in (1) the banking (including bank holding company) or financial services industry, or (2) any other activity in which the Corporation or the Bank or any of their subsidiaries are engaged during the Employment Period;

(ii)         provide financial or other assistance to any person, firm,corporation, or enterprise engaged in (1) the banking (including bank holding company) or financial services industry, or (2) any other activity in which the Corporation or the Bank or any of their subsidiaries are engaged during the Employment Period and any continuation of Executive’s employment thereafter, in the Non-Competition Area;

(iii)         directly or indirectly solicit persons or entities who werec ustomers or referral sources of the Corporation, the Bank or their subsidiaries within one (1) year prior to Executive’s termination of employment, to become a customer or referral source of a person or entity other than the Corporation, the Bank or their subsidiaries; or

(iv)         directly or indirectly solicit employees of the Corporation, the Bank or their subsidiaries who were employed within two (2) years prior to Executive’s termination of employment to work for anyone other than the Corporation, the Bank or their subsidiaries.

(b)	It is expressly understood and agreed that, although Executive and the Corporation and the Bank consider the restrictions contained in Section 9(a) hereof reasonable for the purpose of preserving for the Corporation and the Bank and their subsidiaries their good will and other proprietary rights, and do not preclude the Executive from earning a livelihood, nor do they unreasonably impose limitations on the Executive’s ability to earn a living, if a final judicial determination is made by a court having jurisdiction that the time or territory or any other restriction contained in Section 9(a) hereof is an unreasonable or otherwise unenforceable restriction against Executive, the provisions of Section 9(a) hereof shall not be rendered void but shall be deemed amended to apply as to such maximum time and territory and to such other extent as such court may judicially determine or indicate to be reasonable.

(c)	Executive acknowledges and agrees that in the event that the Executive breaches any of the covenants in this Section 9, the Corporation and the Bank will suffer immediate and irreparable harm and injury for which the Corporation and the Bank will have no adequate remedy at law. Accordingly, the Corporation and the Bank shall be absolutely entitled to obtain equitable relief, including without limitation temporary restraining orders, preliminary injunctions, permanent injunctions, and specific performance without the posting of a bond. The foregoing remedies and relief shall be cumulative and in addition to any other remedies available to the Corporation and the Bank. In addition to the other remedies to which the Corporation and the Bank may be entitled, Executive shall pay the Corporation and the Bank the amount of any attorneys’ fees and any other expenses incurred by the them incident to their maintenance of any successful action to enforce their rights under this Section 9.

(d)	If Executive violates any of the covenants in Section 9 and the Corporation and/or the Bank commences legal action for injunctive or other equitable relief, the Corporation and the Bank shall have the benefit of the full period of the restrictive covenant such that the restriction shall have the duration of two (2) years computed from the date the Executive ceased violation of the covenants, or as determined by the court.

10.	Unauthorized Disclosure. During the term of his employment hereunder, and at any later time, Executive shall not, without the written consent of the Board of Directors of the Bank or a person authorized thereby, knowingly disclose to any person, other than an employee of the Corporation or the Bank or a person to whom disclosure is reasonably necessary or appropriate in connection with the performance by Executive of his duties as an executive of the Bank, any material confidential information obtained by him while in the employ of the Bank with respect to any of the Corporation’s and the Bank’s services, products, improvements, formulas, designs or styles, processes, customers, methods of business, strategic, business, capital, or human resource plans, or any business practices the disclosure of which could be or will be damaging to the Corporation or the Bank; provided, however, that confidential information shall not include any information known generally to the public (other than as a result of unauthorized disclosure by Executive or any person with the assistance, consent or direction of the Executive) or any information of a type not otherwise considered confidential by persons engaged in the same business or a business similar to that conducted by the Corporation and the Bank or any information that must be disclosed as required by law. Notwithstanding the above non-disclosure obligations, Executive acknowledges that nothing in this Agreement limits Executive’s right to disclose the Corporation’s or the Bank’s trade secrets to an attorney or to federal, state, or local government officials, if the disclosure is made for the purpose of reporting or investigating a suspected violation of law. Executive also has the right to disclose the Corporation’s or the Bank’s trade secrets in a document filed in a lawsuit or other proceeding, if the filing is made under seal and protected from disclosure. Nothing in this Agreement is intended to conflict with 18 U.S.C. § 1833(b) or to create liability for the disclosure of trade secrets permitted under 18 U.S.C. § 1833(b). The Corporation and the Bank are entitled to all remedies permitted under the Defend Trade Secrets Act of 2016, 18 U.S.C. § 1831 et seq.

11.	Work Made for Hire. Any work performed by the Executive under this Agreement is considered a “Work Made for Hire” as the phrase is defined by the Copyright Act of 1976 and shall be owned by and for the express benefit of Bank and its subsidiaries and affiliates. In the event it is established that such work does not qualify as a Work Made for Hire, the Executive agrees to and does hereby assign to Bank, and its affiliates and subsidiaries, all of his rights, title, and/or interest in such work product, including, but not limited to, all copyrights, patents, trademarks, and proprietary rights.

12.	Return of Bank Property and Documents. The Executive agrees that, at the time of termination of his employment, regardless of the reason for termination, he will deliver to Bank and its subsidiaries and affiliates, any and all property of the Corporation and the Bank, including, but not limited to, keys, security codes or passes, mobile telephones, electronic notebooks, laptops, automobiles, strategic, business, capital or human resource plans, records, data, notes, reports, proposals, lists, correspondence, specifications, drawings, blueprints, sketches, software programs, equipment, other documents or property, or reproductions of any of the aforementioned items developed or obtained by the Executive during the course of his employment.

13.	Liability Insurance. The Bank shall obtain liability insurance coverage, if available, for the Executive under an insurance policy with similar terms as that which is currently covering officers and directors of Bank against lawsuits, arbitrations or other legal or regulatory proceedings.

14.	Notices. Except as otherwise provided in this Agreement, any notice required or permitted to be given under this Agreement shall be deemed properly given if in writing and if mailed by registered or certified mail, postage prepaid with return receipt requested, to Executive’s residence, in the case of notices to Executive, and to the principal executive office of the Bank, in the case of notices to the Bank.

15.	Waiver. No provision of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing and signed by Executive and an executive officer specifically designated by the Board of Directors of the Bank. No waiver by either party hereto at any time of any breach by the other party hereto of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time.

16.	Assignment. This Agreement shall not be assignable by any party, except by the Corporation or the Bank to any successor in interest to its respective businesses.

17.	Entire Agreement. This Agreement supersedes any and all agreements, either oral or in writing, among or between the parties with respect to the employment of the Executive by the Bank and/or Corporation. This Agreement contains all the covenants and agreements between the parties with respect to employment and termination of employment.

18.	Successors; Binding Agreement.

(a)	The Bank will require any successor (whether direct or indirect, by purchase, merger, consolidation, or otherwise) to all or substantially all of the businesses and/or assets of Bank to expressly assume and agree to perform this Agreement in the same manner and to the same extent that Bank would be required to perform it if no such succession had taken place. Failure by Bank to obtain such assumption and agreement prior to the effectiveness of any such succession shall constitute a breach of this Agreement and the provisions of Section 7 of this Agreement shall apply. As used in this Agreement, “Corporation” and “Bank” shall mean Corporation and Bank, as defined previously and any successor to their respective businesses and/or assets as aforesaid which assumes and agrees to perform this Agreement by operation of law or otherwise.

(b)	This Agreement shall inure to the benefit of and be enforceable by Executive’s personal or legal representatives, executors, administrators, heirs, distributees, devisees and legatees. If Executive should die after a Change in Control or following termination of Executive’s employment without Cause, and any amounts would be payable to Executive under this Agreement if Executive had continued to live, all such amounts shall be paid in accordance with the terms of this Agreement to Executive’s devisee, legatee, or other designee, or, if there is no such designee, to Executive’s estate.

19.	Code Section 409A

(a)	Any payments made pursuant to this Agreement, to the extent of payments made from the date of termination through March 15th of the calendar year following such date, are intended to constitute separate payments for purposes of Treas. Reg. §1.409A-2(b)(2) and thus payable pursuant to the “short-term deferral” rule set forth in Treas. Reg. §1.409A-1(b)(4); to the extent such payments are made following said March 15th, they are intended to constitute separate payments for purposes of Treas. Reg. §1.409A-2(b)(2) made upon an involuntary termination from service and payable pursuant to Treas. Reg. §1.409A-1(b)(9)(iii), to the maximum extent permitted by said provision.

(b)	The parties hereto intend that any and all post-employment compensation under this Agreement satisfy the requirements of Section 409A or an exception or exclusion therefrom to avoid the imposition of any accelerated or additional taxes pursuant to Section 409A. Any terms not specifically defined shall have the meaning as set forth in Section 409A.

(c)	If when the Executive’s employment terminates, the Executive is a “specified employee,” as defined in Code Section 409A(a)(2)(B)(i), then despite any provision of this Agreement or other plan or agreement to the contrary, the Executive will not be entitled to the payments until the earliest of: (a) the date that is at least six months after the Executive’s Separation from Service for reasons other than the Executive’s death, (b) the date of the Executive’s death, or (c) any earlier date that does not result in additional tax or interest to the Executive under Code Section 409A. As promptly as possible after the end of the period during which payments are delayed under this provision, the entire amount of the delayed payments shall be paid to the Executive in a single lump sum with any remaining payments to commence in accordance with the terms of this Agreement or other applicable plan or agreement.

(d)	Notwithstanding the foregoing, no payment shall be made pursuant to this Agreement unless such termination of employment is a Separation from Service as defined in Section4(d) of this Agreement.

(e)	409A Safe Harbor. Notwithstanding anything in this Agreement to the contrary, in no event shall the Corporation or Bank be obligated to commence payment or distribution to the Executive of any amount that constitutes nonqualified deferred compensation within the meaning of Code Section 409A (“Section 409A”) earlier than the earliest permissible date under Section 409A that such amount could be paid without additional taxes or interest being imposed under Section 409A. The Corporation, Bank and Executive agree that they will execute any and all amendments to this Agreement as they mutually agree in good faith may be necessary to ensure compliance with the distribution provisions of Section 409A, to be paid or distributed in a single sum payment at the earliest permissible date under Section 409A. Without limiting the generality of the foregoing, in the event Executive is to receive a payment of compensation hereunder that is or account of a Separation from Service, such payment is subject to the provisions of Section 409A, and Executive is a key employee of the Corporation or Bank, then payment shall not be made before the date that is six months after the date of Separation from Service (or, if earlier than the end of the six month period, the date of the Executive’s death). Amounts otherwise payable during such six month payment shall be accumulated and paid in a lump sum on the first day of the seventh month. For purposes hereof, Executive is a key employee of the Corporation or Bank if, on his date of Separation from Service, the Corporation is publicly traded and he met the definition key employee found in Code Section 416(i)(1)(A)(i), (ii) or (iii) (disregarding Section 416(i)(5)) as of the last day of the calendar year preceding the date of separation.

20.	Arbitration. The Corporation, Bank and Executive recognize that in the event a dispute should arise among or between them concerning the Executive’s employment or termination of employment or related to this Agreement, lengthy and expensive litigation will not afford a practical resolution of the issues within a reasonable period of time. Consequently, each party agrees that all disputes, disagreements, claims and questions of interpretation arising from, concerning or relating to Executive’s employment or termination from employment for any reason, or termination, enforcement or interpretation of this Agreement (except for any enforcement sought with respect to Sections 9, 10, 11 or 12 which may be litigated in court, including an action for injunction or other relief, and except for claims involving sexual harassment or sexual assault) are to be submitted for final and binding resolution, in Lancaster, Pennsylvania, to the American Arbitration Association (the “Association” or “AAA”) in accordance with the Association’s National Rules for the Resolution of Employment Disputes or other applicable rules then in effect (“Rules”). Executive shall have no right or authority for any disputes, claims, or controversies to be arbitrated on a class action or collective action basis or together with the claim of any other person. The Corporation, Bank or Executive may initiate an arbitration proceeding at any time by giving notice to the other in accordance with the Rules. The Corporation, Bank and Executive may, as a matter of right, mutually agree on the appointment of a particular single arbitrator from the Association’s pool. The arbitrator shall not be bound by the rules of evidence and procedure of the courts of the Commonwealth of Pennsylvania but shall be bound by the substantive law applicable to this Agreement. The decision of the arbitrator, absent fraud, duress, incompetence or gross and obvious error of fact, shall be final and binding upon the parties and shall be enforceable in courts of proper jurisdiction. Following written notice of a request for arbitration, the Corporation, Bank and Executive shall be entitled to an injunction restraining all further proceedings in any pending or subsequently filed litigation concerning this Agreement, except as otherwise provided herein or any enforcement sought with respect to Sections 9, 10, 11 or 12 of this Agreement, including an action for injunction or other relief. The Parties acknowledge and agree that in connection with any such arbitration, the AAA filing fee, arbitrator’s costs and related AAA administrative expenses shall be shared equally by the Corporation, Bank and the Executive.

21.	Code Sections 280G. If any of the payments or benefits received or to be received by the Executive (including, without limitation, any payment or benefits received in connection with a Change in Control or the Executive’s termination of employment, whether pursuant to the terms of this Agreement or any other plan, arrangement, or agreement, or otherwise) (all such payments collectively referred to herein as the "280G Payments") constitute "parachute payments" within the meaning of Section 280G of the Code and would, but for this Section 21, be subject to the excise tax imposed under Section 4999 of the Code (the "Excise Tax"), then such 280G Payments shall be reduced in a manner determined by the Bank (by the minimum possible amounts) that is consistent with the requirements of Section 409A until no amount payable to the Executive will be subject to the Excise Tax. If two economically equivalent amounts are subject to reduction but are payable at different times, the amounts shall be reduced (but not below zero) on a pro rata basis. All calculations and determinations under this Section 21 shall be made by an independent accounting firm or independent tax counsel appointed by the Bank (the "Tax Counsel") whose determinations shall be conclusive and binding on the Bank and the Executive for all purposes. For purposes of making the calculations and determinations required by this Section 21, the Tax Counsel may rely on reasonable, good faith assumptions and approximations concerning the application of Section 280G and Section 4999 of the Code. The Bank and the Executive shall furnish the Tax Counsel with such information and documents as the Tax Counsel may reasonably request to make its determinations under this Section 21. The Bank shall bear all costs the Tax Counsel may reasonably incur in connection with its services.

22.	Validity. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect.

23.	Applicable Law. This Agreement shall be governed by and construed in accordance with the domestic, internal laws of the Commonwealth of Pennsylvania, without regard to its conflicts of laws principles.

24.	Consent to Jurisdiction. To the extent that any court action is permitted consistent with or to enforce this Agreement, the parties hereby consent to the jurisdiction of the Court of Common Pleas of Lancaster County located in Lancaster, Pennsylvania. Accordingly, with respect to any such court action, Executive (a) submits to the personal jurisdiction of such court; (b) consents to service of process; and (c) waives any other requirement (whether imposed by statute, rule of court or otherwise) with respect to personal jurisdiction or service of process.

25.	Headings. The section headings of this Agreement are for convenience only and shall not control or affect the meaning or construction or limit the scope or intent of any of the provisions of this Agreement.

(Remainder of page intentionally left blank)

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date below.

ATTEST:		ENB FINANCIAL CORP

/s/ Adrienne L. Miller		By	/s/ Jeffrey S. Stauffer
Jeffrey S. Stauffer
Date:	December 15, 2025		President and CEO

ATTEST:		THE EPHRATA NATIONAL BANK

/s/ Adrienne L. Miller		By	/s/ Jeffrey S. Stauffer
Jeffrey S. Stauffer
Date:	December 15, 2025		President and CEO

EXECUTIVE

/s/ Douglas Barton
Douglas Barton

Schedule 1

None.

Schedule 2

Participant’s Restricted Stock Unit Grant

A. Declaration of Award to Participant

As additional consideration for entering into an Employment Agreement dated December 15, 2025 with the ENB Financial Corp and The Ephrata National Bank, (“Company”), (the “Employment Agreement”) and in recognition of the Participant's role in the Company and the extent of opportunities for the executive to contribute to the growth and success of the business, the Board of Directors of the Company hereby grants to the Participant on the Grant Date an award of 898 units of Company common stock, par value $0.10 per share (“Restricted Company Stock”), at $23.00 per share, the Fair Market Value (FMV) of the stock on the Grant Date, on the terms, conditions and subject to the restrictions set forth in this Exhibit to Employment Agreement, which terms are incorporated therein.

B. Terms and Conditions of the Restricted Stock Unit Grant

1.	Vesting of Interests in the Grant. The Participant will vest interests in the grant over a three (3) year period at a rate of 33 1/3% on each anniversary of the grant.

Further, if the Participant voluntarily terminates employment for any reason, but violates the noncompetition/nonsolicitation provisions of the Employment Agreement, any interests that have not yet been distributed will be forfeited.

2.	Restricted Period. The foregoing vesting schedule notwithstanding, if the Participant's continuous service terminates for any reason at any time before all of his or her Restricted Company Stock has vested, the Participant's unvested Restricted Company Stock shall be automatically forfeited upon such termination of continuous service and neither the Company nor any affiliate shall have any further obligations to the Participant under the Employment Agreement.

3.	Participant's Rights. Participant will enjoy rights and privileges accorded Shareholders, including voting rights and receipt of dividends, on those portions of the grant that have vested. Any dividends received on vested portions of this award will be treated as ordinary income for tax purposes.

4.	Investment Requirement. The Participant is not required to make any investment in the Company in order to participate in this grant.

5.	Distribution of Vested Interests. Vested portions of this grant will be distributed to the Participant as soon as practical following vesting in shares of Company common stocks.

6.	Nontransferability of Grant. The Participant's rights and financial interests in this award may not be transferred other than by will or laws of descent and distribution.

7.	Tax Liability and Withholding. The ultimate liability for all Tax-Related Items is and remains the Participant's responsibility and the Company (a) makes no representation or undertakings regarding the treatment of any Tax-Related Items in connection with the grant or vesting of the Restricted Stock or the subsequent sale of any shares; and (b) does not commit to structure the Restricted Stock to reduce or eliminate the Grantee's liability for Tax-Related Items.

8.	Compliance with Law. The issuance and transfer of shares of common stock shall be subject to compliance by the Company and the Participant with all applicable requirements of federal and state securities laws and with all applicable requirements of any stock exchange on which the Company's shares of common stock may be listed or quoted. No shares of common stock shall be issued or transferred unless and until any then applicable requirements of state and federal laws and regulatory agencies have been fully complied with to the satisfaction of the Company and its counsel. The Participant understands that the Company is under no obligation to register the shares of common stock with the Securities and Exchange Commission, any state securities commission or any stock exchange to effect such compliance.